

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL
RECEIVED
PROCESSING
MAR - 9 2007
WASH. D.C.
186
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~14989~~ 42881

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PMG Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2500 Westfield Drive
(No. and Street)

Elgin (City) IL (State) 60123 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry Debnar 847-930-7872
(Area Code-Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state lasts, first, middle name*)

1901 6th Avenue North, Suite 1600 (Address) Birmingham (City) AL (State) 35203 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 7 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond Unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Larry Debnar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PMG Securities Corporation, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Shelly R Walczak
Notary Public


"OFFICIAL SEAL"
SHELLY R. WALCZAK
Notary Public, State of Illinois
My Commission Expires 12/05/2008

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PMG Securities Corporation


SEC MAIL
RECEIVED
PROCESSING
MAR - 9 2007
WASH. D.C.
186
SECTION

Financial Statements and Supplementary Information
Pursuant to SEC Rule 17a-5
December 31, 2006

PMG Securities Corporation
Index
December 31, 2006

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1901 6th Ave. North
Suite 1600
Birmingham AL 35203
Telephone (205) 252 8400
Facsimile (205) 252 7776

Report of Independent Auditors

To the Stockholder of PMG Securities Corporation

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of PMG Securities Corporation (the "Company") at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 28, 2007

PMG Securities Corporation
Statement of Financial Condition
December 31, 2006

Assets	
Cash and cash equivalents	$ 2,147,937
Due from affiliates	48,896
Income tax receivable	1,117
Other assets	22,493
Total assets	$ 2,220,443
Liabilities and Stockholder's Equity	
Liabilities	
Due to common remitter (Note 5)	$ 1,422,665
Accounts payable and accrued expenses	80,175
Total liabilities	1,502,840
Stockholder's equity	
Class A common stock, no par value; 200 shares authorized, 140 shares issued and outstanding, at stated value	18,000
Additional paid-in capital	695,729
Retained earnings	3,874
Total stockholder's equity	717,603
Total liabilities and stockholder's equity	$ 2,220,443

The accompanying notes are an integral part of these financial statements.

PMG Securities Corporation
Statement of Operations
Year Ended December 31, 2006

Revenues	
Common remitting service fee	$ 45,000
Interest	14,089
Other	19,081
Total revenue	78,170
Expenses	
Employee compensation and benefits	72,835
General and administrative	116,000
Licenses and fees	18,939
Total expenses	207,774
Loss before income tax benefit	(129,604)
Income tax benefit	(47,434)
Net loss	$ (82,170)

The accompanying notes are an integral part of these financial statements.

PMG Securities Corporation
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2006

	Class A Common Stock		Additional Paid-In Capital	Retained Earnings/ Accumulated (Deficit)	Total Stockholder's Equity
	Shares	Amount			
Balance at January 1, 2006	140	$ 18,000	$ 1,517,498	$ (735,725)	$ 799,773
Purchase accounting adjustments		-	(735,725)	735,725	-
Net loss		-	(86,044)	3,874	(82,170)
Balance at December 31, 2006	140	$ 18,000	$ 695,729	$ 3,874	$ 717,603

The accompanying notes are an integral part of these financial statements.

PMG Securities Corporation
Statement of Cash Flows
Year Ended December 31, 2006

Operating activities	
Net loss	$ (82,170)
Adjustments to reconcile net loss to net cash provided by operating activities	
Change in assets and liabilities	
Restricted cash	67,000
Due to/from affiliates, net	73,352
Income tax receivable	16,895
Other assets	(7,839)
Due to common remitter	112,346
Accounts payable and accrued expenses	18,398
Net cash provided by operating activities	197,982
Net increase in cash and cash equivalents	197,982
Cash and cash equivalents	
Beginning of year	1,949,955
End of year	$ 2,147,937

The accompanying notes are an integral part of these financial statements.

1. Nature of Business

PMG Securities Corporation (the "Company") is a New York State corporation and is registered with the National Association of Securities Dealers, Inc ("NASD"), as a broker and dealer in securities under the Securities Exchange Act of 1934. As of February 15, 2005, the Company transferred its sales representatives to Great American Advisors ("GAA"), effectively ending the retail operations of the Company.

On July 3, 2006, Protective Life Insurance Company ("PLICO") and its subsidiary West Coast Life Insurance Company purchased from the Company's ultimate parent, JPMorgan Chase & Co. ("JPMC"), 100% of the outstanding common stock of the Company.

The remaining operations of the Company are limited to common remitter activity for Chase Insurance Life and Annuity Company ("CILAAC"), an affiliate, and Kemper Investors Life Insurance Company ("KILICO"), a non-affiliate (see Note 5).

The Company is headquartered in Elgin, Illinois.

2. Summary of Significant Accounting Policies

Management Estimates and Assumptions
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include investments in money market funds and are considered to approximate their respective carrying values due to their short-term nature and generally negligible credit losses.

Fair Value of Financial Instruments
The carrying values of the financial instruments reported on the accompanying statement of financial condition approximate their fair values due to their short-term nature.

Interest Income
Interest income is primarily generated through interest earned on cash and cash equivalents and is accounted for by the accrual method.

Purchase Accounting Adjustments
In connection with sale of the Company to PLICO, purchase accounting adjustments were applied to the Company which resulted in the reclassification of retained earnings as of July 3, 2006 to additional paid in capital. No basis adjustments were required to the Company's asset and liability accounts; therefore, the Company elected to present an income statement and statement of cash flows for the year ended December 31, 2006 and not to separately present the periods before and after the acquisition by PLICO.

Income Taxes
The Company will file a consolidated Federal income tax return with JPMC and its affiliates for the short tax year of January 1, 2006 to July 2, 2006. In addition, the company will file a consolidated

Federal income tax return for the short tax year of July 3, 2006 to December 31, 2006 with Protective Life Corporation and its affiliates

For state income tax purposes, the Company files either separately or on a combined basis with eligible affiliates, depending on the state's filing requirements.

The Company uses an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the Company's financial statements or tax returns. There are no significant differences between income as reported in the Company's financial statements versus its tax return.

3. Income Taxes

The actual income tax benefit for 2006 differed from the expected tax benefit as displayed below. Expected tax benefit was computed by multiplying the U.S. federal income tax rate of 35% to loss before income tax benefit.

Computed expected tax benefit	$	(45,361)
Differences between expected and actual tax		
State tax, net of federal expense		(668)
Other		(1,405)
Total actual tax benefit	$	(47,434)

The income tax benefit for the year ended December 31, 2006 was as follows:

Federal		
Current	$	(40,920)
Deferred		(5,486)
State		
Current		(911)
Deferred		(117)
Total income tax benefit	$	(47,434)

Included in the "due from affiliates" on the accompanying financial statements are current federal income taxes receivable of $14,062 at December 31, 2006.

4. Regulatory Requirements

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $652,937, which was $402,937 in excess of its required net capital of $250,000. At December 31, 2006, the Company's net capital ratio was 2.30 to 1. The Company claims exemption from Rule 15c3-3 under Paragraph (k)(2)(i) of Rule 15c3-3 as the Company does not hold customer funds nor safekeep customer securities.

5. Related Party Transactions

Through June 30, 2006, the Company was allocated expenses related to certain administrative services provided by CILAAC and JPMC. These services included payment of the Company's

payroll costs, occupancy costs, equipment rentals and communications costs, as well as various other operating expenses. The Company paid $110,033 and $57,172 to CILAAC and JPMC, respectively, related to its portion of these expenditures. These amounts are included in general and administrative expenses on the statement of operations.

Effective July 3, 2006, the Company entered into a Management and Administrative Services Agreement with PLICO and CILAAC in which certain services would be provided on behalf of the Company. These services include payment of the Company's payroll costs, occupancy costs, equipment rentals and communications costs, as well as various other operating expenses. The Company incurred $32,450 of expense related to these services and reflects a payable to CILAAC equal to this amount at December 31, 2006. These amounts are included in general and administrative expenses on the statement of operations.

Effective July 3, 2006, the Company entered into a Legal Services Agreement with PLICO in which PLICO shall provide, at its own expense, all reasonably necessary legal services to the Company including, but not limited to, general corporate legal work and legal work related to regulatory matters. The Company incurred $16,798 of expense related to this legal services agreement during the year ended December 31, 2006. In addition, under the terms Stock Purchase Agreement with JPMC, PLICO will be indemnified with respect to certain legal liabilities arising out of the Companies business activities prior to July 3, 2006. PMG did not incur any expenses related to this indemnification as of December 31, 2006.

PMG employs a common remitting process for KILICO and CILAAC group payroll deduction remittances. This process was set up so that retirement plan groups (such as schools and hospitals) could send deposits to a special reserve account of PMG Securities Corporation used exclusively for these customers for common remitting purposes. PMG in turn separates the retirement plan deposits between KILICO and CILAAC and remits the appropriate amounts to KILICO and CILAAC. Effective July 3, 2006 the Company entered into a Common Remitting Services Agreement with CILAAC in which the Company would be compensated for its services as administer of the common remitting process. The Company earned $45,000 of revenue related to this service during the year ended December 31, 2006.

Amounts due to/from affiliates, as disclosed on the statement of financial condition, arise from these transactions.

6. Commitments and Contingencies

A number of civil jury or arbitration verdicts have been returned against companies in the jurisdictions in which the Company does business involving sales practices of representatives, alleged misconduct, and other matters. Increasingly, these lawsuits have resulted in the awarding of substantial judgments against these companies that are disproportionate to the actual damages, including material amounts of punitive damages. In some states, juries or arbitrators have substantial discretion in awarding punitive damages which creates the potential for unpredictable material adverse judgments in any given punitive damage suit. The Company, like other brokers and dealers, in the ordinary course of business, is from time to time involved in such matters. Although the outcome of any such matters cannot be predicted with certainty, the Company believes that at the present time there are no pending or threatened matters that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

Supplementary Information

PMG Securities Corporation
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2006

Computation of net capital		
Total stockholder's equity	$	717,603
Deduct		
Nonallowable assets		
Due from affiliates		48,896
Income tax receivable		1,117
Other assets		13,256
Total nonallowable assets		63,269
Net capital before haircuts		654,334
Haircuts on securities positions		1,397
Net capital	$	652,937
Computation of aggregate indebtedness		
Due to common remitter (Note 5)	$	1,422,665
Accounts payable and accrued expenses		80,175
Total aggregate indebtedness	$	1,502,840
Computation of basic net capital requirement		
Greater of 6 2/3% of aggregate indebtedness or $250,000	$	250,000
Excess net capital	$	402,937
Ratio of aggregate indebtedness to net capital		2.30 to 1

PMG Securities Corporation

Schedule II - Computation for Determination of Reserve Requirements And Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2006

The Company claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 as provided by paragraph k(2)(i). PMG Securities, Inc. does not hold customer funds nor safekeep customer securities.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1901 6th Ave. North
Suite 1600
Birmingham AL 35203
Telephone (205) 252 8400
Facsimile (205) 252 7776

Report of Independent Auditors
on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and Management
PMG Securities Corporation

In planning and performing our audit of the financial statements of PMG Securities Corporation (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. The quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

PRICEWATERHOUSECOOPERS

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2007

END